SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 3)*

                       China Yuchai International Limited
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    G21082105
                                 (CUSIP Number)

                               September 22, 2003
             (Date of Event which Requires Filing of this Statement)



Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  The Cathay Investment Fund Limited

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  2,743,400

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  2,743,400

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,743,400

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.76%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma Partners L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  779,300

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  779,300

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  779,300

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.21%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  3,522,700

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  3,522,700

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,522,700

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.97%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed with respect to the shares of common stock (the "Common Stock") of China Yuchai International Limited (the "Issuer") beneficially owned by the Reporting Persons specified herein as of September 23, 2003 and amends and supplements the Schedule 13G dated February 13, 1995, as amended on May 10, 1999 and February 14, 2000 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G, as previously amended, is unmodified.

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   The Reporting Persons beneficially own an aggregate of 3,522,700 shares of Common Stock

          (b)      Percent of class:

                   The Cathay Investment Fund Limited's ("Cathay") beneficial ownership of 2,743,400 shares of Common Stock constitutes 7.76% of all of the outstanding shares of Common Stock. Paloma Partners L.L.C.'s ("Paloma") beneficial ownership of 779,300 shares of Common Stock constitutes 2.21% of all of the outstanding shares of Common Stock. Mr. Sussman's aggregate beneficial ownership of 3,522,700 shares of Common Stock constitutes 9.97% of all of the outstanding shares of Common Stock.

                   Together, the Reporting Persons have beneficial ownership of 9.97% of all of the outstanding shares of Common Stock.

          (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote

                           Not applicable.

                  (ii)     Shared power to vote or direct the vote

                           Mr. Sussman has shared power with Cathay to vote the shares of Common Stock beneficially owned by Cathay.

                           Mr. Sussman has shared power with Paloma to vote the shares of Common Stock beneficially owned by Paloma.

                  (iii)    Sole power to dispose or direct the disposition of

                           Not applicable

                  (iv)     Shared power to dispose or direct the disposition of

                           Mr. Sussman has shared power with Cathay to dispose of the shares of Common Stock beneficially owned by Cathay.

                           Mr. Sussman has shared power with Paloma to dispose of the shares of Common Stock beneficially owned by Paloma.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Paloma owns 779,300 of its shares of Common Stock through its subsidiary Golden Mountain Partners L.L.C., a Delaware limited liability company.


Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:             September 24, 2003


                   THE CATHAY INVESTMENT FUND LIMITED


                        By: /s/ Paul Wolansky
                            -----------------
                                Paul Wolansky,
                                Director

                   PALOMA PARTNERS L.L.C.
                        By: Paloma Partners Company L.L.C.
                                    Managing Member


                        By: /s/ Michael J. Berner
                            ---------------------
                                Michael J. Berner,
                                Vice President


                            /s/ S. Donald Sussman
                            ---------------------
                                S. Donald Sussman